Intec Pharma Ltd.

12 Hartom Street

Har Hotzvim, Jerusalem 777512, Israel

July 31, 2015

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS
Intec Pharma Ltd. Registration Statement on Form F-1
File No. 333-204836

Ladies and Gentlemen:

Intec Pharma Ltd. (the “Company”) hereby respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) so that the Registration Statement will become effective at 4:30 p.m. (New York Time) on Monday, August 3, 2015, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to the undersigned at 12 Hartom Street, Har Hotzvim, Jerusalem 777512, Israel.

Very truly yours,

INTEC PHARMA LTD.

/s/ Zeev Weiss
Zeev Weiss
Chief Executive Officer